                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        (AMENDMENT NO. ______________ )*

                                 ScanSoft, Inc.
                                 --------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    80603P107
                                    ---------
                                 (CUSIP Number)

                                Blanche M. Sutter
                                Caere Corporation
                                100 Cooper Court
                           Los Gatos, California 95032
                                 (408) 395-7000
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 15, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 80603P107

1      NAME OF REPORTING PERSON

        Caere Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        94-2250509

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [_]          (b) [_]

3      SEC USE ONLY

4      SOURCE OF FUNDS

        OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

NUMBER OF             7    SOLE VOTING POWER
SHARES                                  0
BENEFICIALLY
OWNED BY              8    SHARED VOTING POWER
EACH                           11,853,602
REPORTING
PERSON                9    SOLE DISPOSITIVE POWER
                                        0

                     10    SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,853,602 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.4%

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Caere, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "ScanSoft Common Stock"), of ScanSoft, Inc., a Delaware corporation ("ScanSoft"). The principal executive offices of ScanSoft are located at 9 Centennial Drive, Peabody, Massachusetts 01960.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Caere Corporation, a Delaware corporation ("Caere"). Caere is a leading developer of software solutions for scanners and digital cameras in the digital imaging market.

     (b) The address of the principal office and principal business of Caere is 100 Cooper Court Los Gatos, California 95032.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Caere' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Caere nor, to Caere's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Caere nor, to Caere's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Caere named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), Xerox Imaging Systems, Inc., a stockholder of ScanSoft ("Xerox"), has entered into an agreement with Caere (the "Parent Voting Agreement") and has executed and delivered an irrevocable proxy to Caere as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of January 15, 2000 (the "Merger Agreement"), among Caere, ScanSoft and Scorpion Acquisitions Corporation, a Delaware corporation and wholly owned subsidiary of ScanSoft ("Merger Sub"), and subject to the conditions set forth therein (including, but not limited to, the approval of the Merger Agreement by the stockholders of Caere and the approval of the issuance of ScanSoft Common Stock in the Merger and the approval of an amendment to ScanSoft's certificate of incorporation to increase the number of shares of ScanSoft Common Stock by an amount sufficient to permit ScanSoft to effect the lawful and valid issuance to the stockholders of Caere of that number of shares of ScanSoft Common Stock to be issued to the stockholders of Caere pursuant to the Merger Agreement), Caere will be merged with and into Merger Sub (the "Merger") and each share of common stock of Caere, $0.001 par value per share ("Caere Common Stock"), will be converted into the right to receive a fraction of a share of ScanSoft Common Stock, in accordance with the Merger Agreement. In addition, ScanSoft will assume outstanding options exercisable for Caere Common Stock on the terms set forth in the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, Caere and Xerox entered into the Parent Voting Agreement, and Xerox executed and delivered to Caere an irrevocable proxy.

     (c) Not applicable.

     (d)If the Merger is consummated, ScanSoft will take such action as is necessary to cause up to two persons selected by Caere, subject to the reasonable approval of ScanSoft, to be elected to the board of directors of ScanSoft effective as of immediately following the closing of the Merger.

     (e) None.

     (f) Upon consummation of the Merger, Caere will be merged into Merger Sub.

     (g) None.

     (h) None.

     (i) None.

     (j) Other than as described above, Caere currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)
     - (i) of Schedule 13D (although Caere reserves the right to develop such plans).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Parent Voting Agreement and the irrevocable proxy, Caere has shared power to vote an aggregate of 11,853,602 shares of ScanSoft Common Stock for the limited purpose of voting in favor of the issuance of ScanSoft Common Stock in the Merger and in favor of the approval of an amendment to ScanSoft's certificate of incorporation to increase the number of shares of ScanSoft Common Stock by an amount sufficient to permit ScanSoft to effect the lawful and valid issuance to the stockholders of Caere of that number of shares of ScanSoft Common Stock to be issued to the stockholders of Caere pursuant to the Merger Agreement. Xerox retains the right to vote its shares of ScanSoft Common Stock on all matters other than those identified in the Parent Voting Agreement. The shares covered by the Parent Voting Agreement constitute approximately 44.4% of the issued and outstanding shares of ScanSoft Common Stock as of January 15, 2000. The description contained in this Item 5 of the transactions contemplated by the Parent Voting Agreement is qualified in its entirety by reference to the full text of the Parent Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

     To Caere's knowledge, no shares of ScanSoft Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Parent Voting Agreement and the irrevocable proxy.

     To Caere's knowledge, Xerox is incorporated under the laws of the State of Delaware. Xerox is a wholly owned subsidiary of Xerox Corporation. Xerox's principal office is located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904.

     During the past five years, to Caere's knowledge, Xerox has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to Caere's knowledge, Xerox was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (c) Neither Caere, nor, to Caere's knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in ScanSoft Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 or Item 5 above, to Caere's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ScanSoft, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
   99.1        Parent Voting Agreement, dated as of January 15, 2000, by and between Caere Corporation, a Delaware corporation, and Xerox
               Imaging Systems, Inc., a Delaware corporation.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 24, 2000                   CAERE CORPORATION


                                            By: /s/ BLANCHE M. SUTTER
                                               ---------------------------------
                                               Blanche M. Sutter
                                               Executive Vice President and
                                                 Chief Financial Officer

                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CAERE CORPORATION

NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                          ----------------------------------
Robert G. Teresi              Chairman of the Board, President and Chief Executive Officer

Blanche M. Sutter             Executive Vice President and Chief Financial Officer

Wayne E. Rosing               Vice President, Engineering, and Chief Technical Officer

Duke Borozan                  Vice President, Operations

Robert Cortale                Vice President, Sales and Service

Valorie Cook Carpenter        Senior Vice President, Marketing


All individuals named in the above table are employed by Caere Corporation. The address of Caere's principal executive office is 100 Cooper Court, Los Gatos, California 95032.

                             SCHEDULE I (CONTINUED)

                   NON-EMPLOYEE DIRECTORS OF CAERE CORPORATION

                                                                      NAME AND ADDRESS OF
                                                                      CORPORATION OR OTHER
                                                                      ORGANIZATION IN WHICH
 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT     EMPLOYED
 ----                          ----------------------------------     ----------------------
 James K. Dutton             Retired

 Joseph J. Francesconi       Independent Consultant                   1319 San Mateo Drive,
                                                                      Menlo Park, CA 94025

 Robert J. Frankenberg       President and Chief Executive Officer    2953 Bunker Hill Lane,
                             Encanto Networks, Inc.                   Suite 400, Santa Clara,
                                                                      CA 95054

                                  EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
   99.1             Parent Voting Agreement, dated as of
                    January 15, 2000, by and between Caere
                    Corporation, a Delaware corporation, and
                    Xerox Imaging Systems, Inc., a Delaware
                    corporation.